INVEST IN HEYBABY

The relationship and community app for people who have kids or want kids


The New York Times
FORTUNE
Mashable
SFGATE
yahoo! news
TECH
7 New Austin-Based Apps To Try
“heybaby may be the perfect post-pandemic dating app.”
Culture
8 dating apps that are bucking against Tinder's model
Want a Family? This Dating App Is Helping Houstonians Find One

heybaby.com Austin Texas

LEAD INVESTOR



Janet Sun Investor, tech leader, mother

As a mother, software engineer, and ex dating app user, the mission and business opportunity really resonates with me... a dating and community app to help people build happy, lasting families. Existing dating apps fall short in many ways, but the biggest issue is that dating apps lose customers either way. If it works, users leave. If it fails, users leave. I appreciate how heybaby is family-focused and designed to retain customers for the long haul by offering a phased, community-driven approach. I've also seen the work the founders have done for previous endeavors and know they can make heybaby a globally loved product and brand.

Invested $5,000 this round

Highlights

1. The relationship app at intersection of dating, coaching, and community - ~$33B market in US alone
2. Successful product launch with 50k+ downloads to date on Apple App Store (Android launch 12/22)
3. Founders have strong track record of scaling new products with award winning marketing
4. In-app revenue generation underway with full subscription model due in Q1 of 2023
5. $2.1M+ raised to date from friends& family
6. World-class advisory board with community building, operational, and dating app expertise

Our Team



Diko Daghlian Co-founder / CEO

Built the Slavery Footprint, an interactive digital survey funded by the State Department. The goal of receiving 150k surveys in one year. Site went viral and received over 3M surveys in three months.



Chas McFeely Co-founder / CMO

Built own dating site, HookChasUp.com, which offered anyone $10k if they set him up with his future wife. Site went viral globally, garnering over 200 press requests, 3,000 potential dates, and a film option with Dreamworks.



Sarita Jha Consultant / CFO

Finance professional with over 25+ years of experience. Raised over $13 million of capital, with crowdfunding as an anchor strategy for an early stage company. Well versed in venture capital, private equity, corporate finance, and governance



Emmannuel Saccoccini Technical Director

Beyond founding two successful dev companies and winning an Interactive Emmy, Sacco has over 15 years of global experience directing the creation of award-winning websites and digital experiences.

Pitch


heybaby
The dating and community app for people who have or want kids

Our Mission

By supporting people at every stage of their relationship, heybaby helps turn singles into partners and partners into families.





Yep, lots of dating apps out there

But there's no place in the dating app world for people who have or want kids

heybaby meets the overlapping needs of single and aspiring parents

People looking for serious relationships can be upfront about what they're looking for, without being shunned, labeled, or banished to the single parent section of the App Store.



And the time is now


Stanford | News

Meeting online has become the most popular way U.S. couples connect, Stanford sociologist finds

- People are using dating apps more than ever
- Most millennials entering their 40s are still single
- With rising male infertility rates, the clock is ticking for everyone
- Meanwhile birthrates are on the decline
- 77 percent of LGBTQ adults 25-40 are either already parents or are considering having children

An app for all relationship stages

For family-minded singles, matchmaking is not enough.

heybaby's dating, coaching, and community platform brings couples together and keeps them connected throughout their family life.

The heybaby journey


SINGLE & LOOKING
COUPLES
PARENTING
Matching
Coaching
Education
Community
Services

"It's like jumping ahead to date ten."

heybaby is made with intention. Before joining heybaby, members must first agree to a pledge that confirms they're looking for something serious.

Our platform encourages authenticity and vulnerability, forging deep connections quickly. Even the "heybaby like" is unique in the app world.


Take the Pledge


Dating
$2.5
BILLION
(EST.2021)
$24.7
BILLION
$5.8
BILLION
Community
Coaching

heybaby lives at the intersection of 3 large, expanding markets

Our addressable market is global. Dating is our primary acquisition vehicle targeting roughly **124M singles in the US and over 300M worldwide**.

Our audience:
Singles ages 25-54 who have or want kids
→ about **44% of all dating app users.**

Sources:
Bumble IPO Prospectus
https://www.coherentmarketinsights.com/market-insight/enterprise-social-networks-and-online-communities-market-4870#:~:text=The%20global%20enterprise%20social%20networks,period%20(2021%2D2028)
https://www.ibisworld.com/industry-statistics/market-size/psychologists-social-workers-marriage-counselors-united-states/


Get
heybaby Premium
Unlimited matches
heybaby community access
1-on-1 coaching

Multiple revenue streams

Our tiered paywall community offers stickiness beyond dating and matching-related functions.

Upgrade to paid features for things like:

- Targeted workshops
- Relationship Coaching
- Live Events
- Partnership access

The heybaby founders have decades of success

Our core team has over 50 years of experience building brands, social applications, and ROI-driven marketing campaigns. Accomplishments include:

- Led 3 companies to acquisition
- Globally awarded advertising work
- Multiple viral sensations
- Have grown and scaled products
- Delivered value to customers and investors


Google's Extremely Bizarre Pizza Video
1.5k


VOICE
TIME
hunted
npr
SALON
GLAMOUR
ELLE
YAHOO!


How many slaves work for you?
SLAVERY FOOTPRINT
CNN

The heybaby team



Chas McFeely Co-Founder
Chas was the Creative Director of Redbubble, a global e-commerce company. He has over 25 years of award-winning marketing experience for brands big and small, and has helped clients build SaaS products from scratch. He also built his own dating site in 2011 where he was the only profile. It was an int'l sensation.



René van de Zande Business Development
Rene is a proven entrepreneur with extensive experience guiding corporate growth. He founded Emergo Group and served as CEO/President until acquired by UL in 2017. Responsible for the group's global expansion in 25 countries, Rene brings decades of International business experience and success to heybaby.



Sarita Jha, CFA CFO
Sarita is an experienced financial professional with over 25+ years of international experience (corporate finance, private equity, venture capital, capital markets). She successfully raised over $13 million of financing for an early stage company as well as establishing its F&A systems / department.



Colleen Hancock Advisor
Colleen Hancock is an accomplished GM/COO/Founder and innovative leader with over 20 years of global consumer internet and technology experience. As the COO of Babycenter, Colleen played an instrumental role in building a community with over 50 million unique users.



Diko Daghlian Co-Founder
A world-renowned branding and marketing expert who founded his agency in Austin, Diko's broad experience runs the gamut of consumer goods to Silicon Valley. His global interactive and ad campaigns have garnered worldwide media attention, such as The Slavery Footprint, a Gold Lion winner at Cannes.



Emmanuel Saccoccini Technical Director
Sacco has over 15 years of global experience directing the creation of award-winning websites and interactive experiences. (Multiple Cannes Lions, Emmy Award, etc.) Groundbreaking, on budget, and on schedule are the norm. Sacco is a founding partner of dev shops Grouek Studio and ASA Digital.



David Lee Engineer
David brings years of iOS experience to heybaby, including time as lead developer on a social network app. As a full stack engineer, he is well equipped to handle everything from quick bug fixes to major updates. David has a computer science degree from UC Davis and a strong dislike for cilantro.



Liz Wasserman Advisor
Liz is the founder of Mate1, formerly one of the world's leading online dating companies. Mate1 had over 45 million users. Its mobile applications were on the 20 Top Grossing Social Apps list. Liz is also an active startup mentor with Techstars, FounderFuel, and the Founder Institute.

Achievements to date

Since our launch in 2020, with only $2.2 million raised from friends and family:

- To date: 50K+ downloads / 36K+ heybaby profiles created (with very little marketing spend)
    - 58% of our users are women (in an industry where females are notoriously hard to acquire)
    - Average age for men and women is mid-30s – prime of their lives for partnering and parenting
    - Top markets are CA, NY, and TX followed by IL and FL
- 70% of traffic arrives organically
- Profile acquisition costs ~ $5 and holding steady
- #2 in iOS App Store "single parent dating" searches
- Evolved MVP
- Began the path to a paywall



Pro forma snapshot

	2023	2024	2025	2026	2027
NET REVENUE	$ 790,187	$ 2,450,995	$ 7,571,150	$ 22,982,998	$ 42,541,036
Growth rate		*210%*	*209%*	*204%*	*85%*
USERS	51,028	104,217	304,794	657,654	875,127
Growth rate		*104%*	*193%*	*116%*	*33%*

Source: Company Projections

The above slide contains forward projections which cannot be guaranteed.

Planned Use of $1 Million Reg CF Raise

Working Capital

- Advertising
- Product Development
- SG&A
- Headcount

Targeted Goals

Start of subscription revenue
Android launch
Accelerated ad spend
Hiring of critical team members.

The word is out


The New York Times
FORTUNE
Mashable
SFGATE
yahoo! news
TECH
7 New Austin-Based Apps To Try
bicoastalista
"heybaby may be the perfect post-pandemic dating app."
– SFGATE
Culture
8 dating apps that are bucking against Tinder's model
Want a Family? This Dating App Is Helping Houstonians Find One

heybaby

Thank you!

For more information please contact
Sarita Jha, CFA
sarita@heybaby.com